JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

April 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the fiscal year ended August 31, 2007
File No. 001-14063

Dear Mr. Kronforst:

On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter dated February 29, 2008 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form 10-K for the Year Ended August 31, 2007

Item 1. Business

Customers and Marketing, page 8

1.	We note your disclosure that Cisco Systems and Nokia Corporation represented 15% and 13%, respectively, of your net revenue for fiscal year 2007. We also note your risk factor disclosure on page 14 that a reduction in sales to any one of your customers could cause a significant decline in your revenue. Because you appear to be substantially dependent on your relationships with Cisco Systems and Nokia Corporation, please advise if you considered including in your Form 10-K a description of your contractual arrangements with these customers and filing your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission

April 4, 2008

Response to Comment 1

Jabil considered including as exhibits to its annual report on Form 10-K for the fiscal year ended August 31, 2007 (the “2007 10-K”), one or more of the various contracts that it maintains with Cisco Systems (“Cisco”) and Nokia Corporation (“Nokia”). However, Jabil does not have any single contract with either of these customers on which it is substantially dependent.

Item 601(b)(10) of Regulation S-K in effect requires that certain contracts not entered into in the ordinary course of business or contracts on which the registrant is substantially dependent be filed as material contracts. In the ordinary course of its business, Jabil enters into various contracts for the design and/or manufacture of products of the type that Jabil has entered into with Nokia and Cisco. Such contracts would only be filed if they were contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Jabil maintains multiple framework agreements with both Cisco and Nokia. Such overall framework agreements generally contain a few general legal terms, such as when payments will be due (such as a specified number of days after invoice), the parent’s liability for warranty terms, etc. These agreements usually do not contemplate any specific product, pricing, volume, delivery requirements, quality standard, or other important items. Often, there is a separate overall framework agreement for potential future manufacturing services, a separate framework agreement for potential future design services, a separate overall framework agreement for potential future after-market services and, at times, separate agreements for other potential future miscellaneous types of services. Later, individual product specific agreements, statements of work or other documentation are typically entered into from time to time as agreements for individual projects or products are separately negotiated and awarded. Those product specific agreements determine the critical terms of the specific transactions with each customer (such as pricing, volume and delivery requirements), and generally control any inconsistencies that may exist with the framework agreement. As a result, the individual product specific agreements (which Jabil believes are the relevant agreements for determining whether or not an agreement is a potential candidate for SEC filing) are the agreements that are directly responsible for Jabil’s revenues. None of these product specific agreements individually accounted for 10% or more of Jabil’s revenues for the 2007 fiscal year. (Even if Jabil were to aggregate the various product specific agreements entered into under any one of the multiple framework agreements that it has with a particular customer, no single framework agreement would have accounted for 10% or more of Jabil’s revenues during its last fiscal year.) While Jabil acknowledges that each of its relationships with Nokia and Cisco is important, it does not have a single contract with either of these customers on which it is substantially dependent. Nonetheless, mindful of the Staff’s Comment 1, in connection with future SEC filings, Jabil will consider whether there are any contracts it is substantially dependent upon, and will file any such contract as appropriate.

Securities and Exchange Commission

April 4, 2008

Comment 2

Components Procurement, page 10

2.	Your disclosure indicates that many of the products you manufacture require components that are available from only a single source. In your response letter, please provide your analysis as to whether you are substantially dependent upon your agreements with any of your suppliers and, if you are, confirm that you have filed your agreements with such suppliers as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 2

Jabil is not substantially dependent upon any particular agreement with any particular supplier. While in the past Jabil has experienced supply shortages, including industry-wide shortages of electronic components, such shortages have typically only produced insignificant levels of short-term interruption of Jabil’s operations. Jabil has customers in diverse industries, including the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, storage, and telecommunications industries. In addition, Jabil provides several types and levels of service for its customers, including comprehensive electronics and mechanical design, production, product management and after-market services. As a result of this diversification, Jabil procures components from a broad group of suppliers, determined on an assembly-by-assembly basis. While most of the products Jabil manufactures require one or more components that Jabil obtains from a single source, an interruption in the supply of components from one supplier may affect only a limited number of products that it manufactures for specific customers, or within specific industries.

In addition, if an interruption in the supply of components from a particular supplier does occur, Jabil may be able to modify its design or manufacture process to incorporate a component provided by another supplier. For example, in manufacturing a customer’s product, Jabil may design that product so that it works specifically with a certain supplier’s processor. If a shortage of such supplier’s processor occurs, Jabil may be able to re-engineer the customer’s product so that another supplier’s processor would be compatible. Hence, Jabil is not “substantially dependent” on any one contract. Nonetheless, mindful of the Staff’s Comment 2, in connection with future SEC filings, Jabil will consider whether there are any supplier contracts Jabil may be substantially dependent upon, and will file any such contract as appropriate.

Comment 3

Proprietary Rights, page 11

3.	Your disclosure indicates that you utilize third party technology and intellectual property rights in providing certain services to your customers, but that you are not substantially dependent upon any of your third party licenses. Consider expanding your disclosure to provide more detail on the types of technology and intellectual property that you license and the companies from which you license them to support your assertion that you are not substantially dependent upon any particular license or licensor.

Securities and Exchange Commission

April 4, 2008

Response to Comment 3

Jabil has considered expanding its disclosure regarding the types of technology it uses and the sources of such technology. Jabil, however, is not substantially dependent upon any particular license or licensor. The overwhelming portion of the technology and intellectual property that Jabil relies on is owned by Jabil’s customers and is licensed to Jabil to use in the manufacturing process for the customers’ products. Typically, Jabil would not have any liability to the customer in the unlikely event that such customer’s license of intellectual property to Jabil or its ownership of the intellectual property were adversely affected. Also, due to the diversity of Jabil’s customers in multiple sectors, Jabil does not heavily rely on any particular third party technology and intellectual property, although Jabil has a very large number of separate contracts with a variety of vendors relating to intellectual property that each individually do not play any significant role in its business. Nonetheless, Jabil will continue to evaluate its level of dependence upon a particular license or licensor of intellectual property in connection with its future SEC filings to determine the continuing accuracy of that statement with the Staff’s Comment 3 in mind.

Comment 4

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview, page 40

4.	Please advise us whether you have considered expanding your disclosure to discuss the events, trends, risks, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operation. Your introductory disclosure in this section could be revised to discuss key challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them. For example, you could discuss challenges, if any, posed by weakness in the domestic and international markets or the potential for loss or decreased orders from your major customers, Cisco Systems and Nokia Corporation. Refer to Release No. 33-8350 (December 29, 2003).

Response to Comment 4

Jabil has considered expanding its disclosure regarding possible events, trends, risks and uncertainties that could potentially impact its financial position, liquidity, plan of operations and results of operations. Jabil has specifically considered the provisions of Item 303(a)(3)(ii) of Regulation S-K and Instruction 3 to Item 303(a) and the guidance contained in SEC Release No. 33-8350. The Staff identified two issues in particular about which Jabil considered such disclosure. One of these relates to the potential loss or decreased orders from Jabil’s major customers. While Jabil does not believe that circumstances exist which indicate that such a loss or decrease is likely to occur, it acknowledges the potential for such an event. Accordingly, Jabil included a discussion of this uncertainty, and a discussion of the adverse effects that would result from such an event, on pages 41-42 of the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of the 2007 10-K. Jabil also considered the impact of any weakness in the domestic or international markets, and specifically addressed this possibility in its risk factor on page

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April 4, 2008

13 of the 2007 10-K. However, at the end of Jabil’s 2007 fiscal year, which was in August of 2007, it determined that the evidence that such a trend existed was insufficient. Accordingly, to avoid boilerplate disclosures, Jabil did not include a discussion of this issue in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Jabil also began the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations with a discussion of the trends affecting its industry over the past 10 years. In addition, to comply with the SEC’s guidance to include information that indicates that past results may not be indicative of future results, Jabil included other relevant disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations. For instance, Jabil describes its restructuring activities, and the expected efficiencies to be generated thereby. Jabil also included information helpful to an understanding of its quarterly and yearly operating trends under the heading Seasonality in Management’s Discussion and Analysis of Financial Condition and Results of Operations. No other events, trends, risks and uncertainties were identified by Jabil’s management that it believed were reasonably likely to have a material impact on its liquidity, capital resources or results of operations. Nonetheless, mindful of the Staff’s Comment 4, in connection with future SEC filings, Jabil will consider whether additional disclosures regarding events, trends, risks and uncertainties most critical to the Company’s revenue, financial position, liquidity, plan of operations and results of operations are appropriate.

Comment 5

Results of Operations, page 46

5.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you disclose that changes in 2007 revenue are due to the addition of new customers and organic growth and increases in sales from recent acquisitions, but you give no indication as to the relative impact of each factor. We also note several factors that contributed to the significant increase in selling, general and administrative expenses but you do not quantify the impact of each factor listed. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 5

In preparing the Results of Operations portion of its Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 2007 10-K, Jabil considered the requirement of Item 303(a)(3)(iii) of Regulation S-K that the registrant “provide a narrative discussion” of material increases in net sales or revenues and that such discussion include increases in price or volume of sales or the introduction of new products or services. Jabil also considered the instructions thereto, which provide that the causes for changes in line items be described “to the extent necessary to an understanding of the registrant’s businesses as a whole.” In addition, Jabil notes that Section III.D of SEC Release No. 33-6835 requires an analysis of a material increase in net sales revenue. On page 46 of the 2007 10-K Jabil stated that it achieved a 19.7% increase in its net revenue for 2007. Jabil included a narrative discussion of this increase and identified as the reasons for this change the increase in volume of sales “across most industry sectors, as well as additional sales related

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April 4, 2008

to certain recent business acquisitions.” Jabil also included in its discussion on page 46 a list of the specific increases and decreases from its manufacturing among each of its significant industry sectors. Further, Jabil included a chart showing the year-over-year changes in each of these industry sectors for the 2007, 2006 and 2005 fiscal years. While Jabil did not quantify the amount of the increases for each sector that resulted from sales to new customers as compared to the increase of such sales resulting from its recent business acquisitions, Jabil believes that the disclosure as to the changes in each of its manufacturing sectors, which comprise the overall increase in net sales, is sufficient to provide an understanding of Jabil’s business as a whole.

Jabil acknowledges that the analysis required by Item 303(a)(3)(iii) of Regulation S-K is not limited to changes in net sales or revenues, but applies generally to other material changes in line items of its consolidated financial statements to the extent necessary to gain an understanding of Jabil’s business as a whole. Accordingly, Jabil has included narrative disclosures for each such item. With regard to its discussion of selling, general and administrative expenses Jabil has individually discussed each of the reasons for the increase of such expenses. In addition, where such expenses related primarily to its operations within a specific geographic region Jabil has attempted to specify the geographic regions involved.

Jabil has included quantitative figures for those items contained in the Results of Operations section where Jabil believes that specific quantitative data was necessary for an understanding of its business, such as in its discussion of restructuring and impairment charges. Nonetheless, mindful of the Staff’s Comment 5, in connection with future SEC filings, Jabil will carefully consider for each such item whether additional specific quantitative data is appropriate.

Comment 6

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 64

6.	Item 305 of Regulation S-K requires that you provide quantitative information about market risk for all of your market risk sensitive instruments. However, you appear to provide the required quantitative disclosure for only the forward starting interest rate swap transactions that you entered into in July 2007. Please advise why you have not provided quantitative disclosure for other market risk sensitive instruments disclosed in this section.

Response to Comment 6

In preparing the Item 7A. Quantitative and Qualitative Disclosures about Market Risk portion of its Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 2007 10-K, Jabil considered the requirements of Item 305 of Regulation S-K. Jabil also considered materiality when preparing Item 7A. Within the Interest Rate Risk section of Item 7A, as of the end of its 2007 fiscal year, Jabil had variable interest rate borrowings of $847.0 million outstanding under several facilities, including its term portion of its Revolving Credit Facility, the Bridge Facility and a Hungarian loan, each with interest rates that fluctuate based upon changes in various base interest rates. Also, Jabil had $62.1 million of separate borrowings related to an acquired business that was outstanding at both fixed and variable rates. A hypothetical 10% change in the underlying variable interest rates of these instruments would not have a material effect on Jabil’s cash flows over the next fiscal year. Thus, Jabil did not include quantitative disclosure for these instruments.

Securities and Exchange Commission

April 4, 2008

Jabil is also exposed to foreign currency exchange risk arising mainly from accounts receivable and accounts payable. Jabil uses forward and swap contracts to economically hedge this exposure. Because Jabil does not elect to use hedge accounting, changes in fair value are recorded in the Consolidated Statement of Earnings. Those changes in fair value are off-set by foreign currency gains or losses on the non functional currency denominated receivables and payables. Based on Jabil’s overall currency exposures, a 10% change in the value of the U.S. dollar would not have a material effect on Jabil’s financial position, results of operations or cash flows for the next fiscal year. Thus, Jabil did not include quantitative disclosure for foreign currency risks.

Comment 7

Item 8. Financial Statements

Note 2. Accounts Receivable Securitization

a. Asset-Backed Securitization Program, page 88

7.	Please explain your basis for recording losses on the sale of receivables as a non-operating expense. As part of your response, please refer to the authoritative guidance you relied upon when determining the classification of these losses.

Response to Comment 7

Jabil believes that the classification of its losses on the sale of receivables as a non-operating expense is consistent with the guidance provided in SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 140, paragraph 11, states the following:

Upon completion of a transfer of financial assets that satisfies the conditions to be accounted for as a sale, the transferor shall:

a. Derecognize all assets sold

b. Recognize all assets obtained and liabilities incurred in consideration as of the sale, including cash, put or call options held or written (for example, guarantee or recourse obligations), forward commitments (for example, commitments to deliver additional receivables during the revolving periods of some securitizations), swaps (for example, provisions that convert interest rates from fixed to variable), and servicing assets and servicing liabilities, if applicable

c. Initially measure at fair value assets obtained and liabilities incurred in a sale or, if it is not practicable to estimate the fair value of an asset or a liability, apply alternative measures (paragraphs 71 and 72)

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d. Recognize in earnings any gain or loss on the sale.

SFAS 140 does not indicate the specific classification of the gain or loss on the sale of receivables, except that it should be recognized in earnings. As such, Jabil determined that the most appropriate classification is as a non-operating expense. Non-operating expenses are defined in Regulation S-X, Rule 5-03, as follows:

State separately in the income statement or in a note thereto amounts of… miscellaneous income deductions. Material amounts included under miscellaneous income deductions shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.

As a loss on the sale of receivables relates to the sale of financial assets and does not relate to the primary operations of the business, Jabil has determined that reporting this loss as a non-operating expense most appropriately reflects the nature of the loss.

***

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s February 29, 2008 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Timothy L. Main, Chief Executive Officer, Jabil Circuit, Inc.
Robert L. Paver, General Counsel, Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
Steven W. McMullen, Partner, KPMG LLP